EX-99.a.2

CERTIFICATE OF TRUST

OF

HORIZONS ETF TRUST

This Certificate of Trust of Horizons ETF Trust (the “Trust”) is being duly executed and filed on behalf of the Trust by the undersigned, as trustee, to form a statutory trust under the Delaware Statutory Trust Act (12 Del. C. Section 3801 et seq.) (the “Act”).

1. Name.  The name of the trust formed hereby is Horizons ETF Trust.

2. Registered Office; Registered Agent.  The business address of the Trust’s registered office in the State of Delaware is 160 Greentree Drive, Suite 101, Dover, Delaware 19904, County of Kent.  The name of the Trust’s registered agent at such address is National Registered Agents, Inc.

3. Investment Company.  The Trust will be a registered investment company under the Investment Company Act of 1940, as amended.

4. Notice of Limitation of Liabilities of each Series.  Pursuant to Section 3804(a) of the Act, there shall be a limitation on liabilities of each series such that (a) the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the Trust generally or the assets of any other series thereof and (b) none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Trust generally or any other series thereof shall be enforceable against the assets of such series.

5. Effective Date.  This Certificate of Trust shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Trust in accordance with Section 3811(a)(1) of the Act.

/s/Robert Shea
Name: Robert Shea
Title: Trustee